[redacted]

14040775

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
JAN 27 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68762

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/12 (MM/DD/YY) AND ENDING 11/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coventry Securities, LLC

OFFICIAL USE ONLY
42
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7111 Valley Green Road
(No. and Street)

Fort Washington	PA	19034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Bitterlich — 877-836-8300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2005 Market Street, Suite 700	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard J. Bitterlich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coventry Securities, LLC, as of November 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Chief Financial Officer

Title

Notary Public 1/22/14

NOTARIAL SEAL
ELIZABETH R HAUSER
Notary Public
WHITEMARSH TWP, MONTGOMERY COUNTY
My Commission Expires Apr 23, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Coventry Securities, LLC

Financial Statements and Supplemental Information

Years Ended November 30, 2013 and 2012

Contents

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Suite 700
2005 Market Street
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Fax: +1 215 448 4069
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Report of Independent Registered Public Accounting Firm

The Member
Coventry Securities, LLC

We have audited the accompanying financial statements of Coventry Securities, LLC (the Company), which comprise the statement of financial condition as of November 30, 2013 and 2012, and the related statements of net loss, changes in member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to error or fraud.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coventry Securities, LLC at November 30, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

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Building a better
working world

Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

January 24, 2014

Coventry Securities, LLC

Statements of Financial Condition

	November 30 2013		November 30 2012
Assets			
Current assets:			
Cash	$	**650,008**	$ 647,029
Due from an affiliate		**6,541**	6,286
Deposits and other current assets		**10,867**	14,094
Total current assets		**667,416**	667,409
Due from an affiliate – non-current		**13,888**	20,429
Total assets	$	**681,304**	$ 687,838
Liabilities and member's equity			
Current liabilities:			
Accrued expenses	$	**35,255**	$ 38,707
Due to an affiliate		**80,441**	148,836
Total current liabilities		**115,696**	187,543
Member's equity:			
Contributed capital		**6,860,000**	5,610,000
Accumulated deficit		**(6,294,392)**	(5,109,705)
Total member's equity		**565,608**	500,295
Total liabilities and member's equity	$	**681,304**	$ 687,838

See accompanying notes.

Coventry Securities, LLC

Statements of Net Loss

	Year Ended November 30	
	2013	**2012**
Revenues:		
Brokerage services from an affiliate	**$ 100,000**	$ 100,000
Placement fees from an affiliate	**–**	26,715
Total revenues	**100,000**	126,715
Operating expenses:		
Expenses allocated by an affiliate	**1,111,953**	1,469,467
Professional fees	**52,373**	79,381
Taxes, licenses, and fees	**76,699**	158,160
Travel and entertainment	**27,567**	31,416
Other	**17,068**	20,984
Total operating expenses	**1,285,660**	1,759,408
Loss from operations	**(1,185,660)**	(1,632,693)
Other income:		
Interest income	**973**	–
Total other income	**973**	–
Net loss	**$ (1,184,687)**	$ (1,632,693)

See accompanying notes.

Coventry Securities, LLC

Statements of Changes in Member's Equity

	Year Ended November 30 2013	2012
Balance at beginning of year	**$ 500,295**	$ 1,132,988
Member contributions	**1,250,000**	1,000,000
Net loss	**(1,184,687)**	(1,632,693)
Balance at end of year	**$ 565,608**	$ 500,295

See accompanying notes.

Coventry Securities, LLC

Statements of Cash Flows

	Year Ended November 30	
	2013	**2012**
Cash flows used in operating activities		
Net loss	**$ (1,184,687)**	$ (1,632,693)
Adjustments to reconcile net loss to net cash flows used in operating activities:		
Decrease (increase) in operating assets:		
Deposits and other current assets	**3,227**	862
Due from an affiliate	**6,286**	(26,715)
Increase (decrease) in operating liabilities:		
Accounts payable	**–**	(4,626)
Accrued expenses	**(3,452)**	(10,052)
Due to an affiliate	**(68,395)**	25,685
Net cash flows used in operating activities	**(1,247,021)**	(1,647,539)
Cash flows provided by financing activities		
Member contributions	**1,250,000**	1,000,000
Net cash flows provided by financing activities	**1,250,000**	1,000,000
Net increase (decrease) in cash	**2,979**	(647,539)
Cash, beginning of year	**647,029**	1,294,568
Cash, end of year	**$ 650,008**	$ 647,029

See accompanying notes.

Coventry Securities, LLC

Notes to Financial Statements

November 30, 2013

1. Nature of Operations

Coventry Securities, LLC (the "Company") is a limited liability company established in Delaware in 2009. The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its limited liability company agreement (the "Agreement").

The Company was formed pursuant to the Delaware Limited Liability Company Law (the "Act"). Pursuant to the Agreement, the member of the Company shall not have any liability for the obligations or liabilities of the Company except to the extent of any non-waiverable provision of the Act.

There is one class of member interest in the Company. The sole member of the Company is a trust controlled by and for the benefit of members of a single family.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company's principal activities consist of marketing its services as a broker-dealer and placement agent, registering and training its registered representatives, and providing services under various agreements with affiliated entities (see Note 3).

The Company is affiliated with multiple entities through common ownership (see Note 3 for a description of related party transactions).

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions regarding the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Cash

As of November 30, 2013, cash consists of noninterest-bearing accounts at a bank. These accounts were fully insured by the Federal Deposit Insurance Corporation ("FDIC") through December 31, 2012. Subsequent to such date, FDIC insurance is limited to $250,000 per depositor, per bank.

2. Summary of Significant Accounting Policies (continued)

Due from an Affiliate

Due from an affiliate consists of amounts receivable under the Placement Agent Agreement more fully described in Note 3, "Related Party Transactions." Amounts are reported at the present value of the total consideration to be received, using a rate approximating the appropriate applicable federal rate (see Note 3).

Amounts due after one year are classified as non-current.

Deposits and Other Current Assets

Deposits and other current assets consist principally of deposits with a regulatory agency and prepaid expenses.

Accrued Expenses

Accrued expenses consist principally of accrued professional fees and accrued travel and entertainment expenses.

Due to an Affiliate

Due to an affiliate consists principally of amounts payable under the Corporate Services Agreement more fully described in Note 3, "Related Party Transactions."

Brokerage Services

Brokerage services revenue is recorded as services are provided (see Note 3).

Placement Fees

Placement fees are recorded as services are provided (see Note 3).

Professional Fees

Professional fees primarily relate to legal, accounting, and other costs incurred for matters arising in the ordinary course of business. The fees are expensed as incurred.

2. Summary of Significant Accounting Policies (continued)

Taxes, Licenses, and Fees

Taxes, licenses, and fees primarily relate to certain state and local non-income based taxes incurred and paid by the Company, as well as licensing and registration fees assessed by the Financial Industry Regulatory Authority.

Income Taxes

The Company has elected S Corporation status under the provisions of the Internal Revenue Code and corresponding sections of state income tax laws. Under those provisions, the Company does not pay federal or state income taxes. As such, any income taxes are liabilities of the Company's member.

The Company has concluded there are no significant uncertain tax positions that would require recognition in the financial statements as of November 30, 2013 and 2012. As of November 30, 2013, the Company's tax years ended November 30, 2010, 2011, 2012, and 2013 are subject to examination by the tax authorities.

Reclassifications

Certain amounts related to taxes previously reported in Other Expenses in the Statement of Net Loss were reclassified to Taxes, Licenses and Fees to conform to the current year presentation. These reclassifications have no effect on net income or member's equity of the prior year.

Subsequent Events

Subsequent events have been evaluated through the date that the financial statements were issued.

3. Related-Party Transactions

Corporate Services Agreement

Pursuant to the Corporate Services Agreement, an affiliated entity provides certain employees, officers and facilities for the operations of the Company. Expenses are allocated by the affiliated entity based on time spent on the Company's operations by these employees and officers. The Company was allocated the following expenses by the affiliated entity:

	Year Ended November 30	
	2013	**2012**
Fixed asset utilization	**$ 83,661**	$ 153,990
Payroll and related expenses	**711,388**	910,053
Rent and utilities	**136,817**	121,975
Insurance	**114,764**	153,065
Other	**65,323**	130,384
Total	**$ 1,111,953**	$ 1,469,467

Such allocation is included in "Expenses allocated by an affiliate" in the accompanying statements of net loss.

Obligations incurred in connection with this agreement are settled in the normal course of the Company's business.

Brokerage Services

The Company provides brokerage services to an affiliated entity pursuant to the Brokerage Services Agreement. During each of the years ended November 30, 2013 and 2012, the Company recognized revenue of $100,000, for these services.

Amounts due under this agreement are settled in the normal course of the Company's business.

3. Related-Party Transactions (continued)

Placement Agent Agreement

The Company provides assistance to an affiliated entity in connection with the affiliate's capital-raising activities. During the years ended November 30, 2013 and 2012, the Company recognized placement fees of $0 and $26,715, respectively, for these services.

Amounts due under this agreement are calculated quarterly and received over a four-year period in equal quarterly installments. At November 30, 2013 and 2012, the total amounts due under this agreement for services provided are $21,778 and $29,038, respectively. At November 30, 2013 and 2012, an interest rate approximating 1.0% was used to report the corresponding receivable at its present value.

4. Net Capital Requirement

As a registered broker-dealer in securities, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At November 30, 2013, the Company had net capital of $534,312, which was $526,599 in excess of its required net capital of $7,713. The Company's ratio of aggregate indebtedness to net capital was 0.22 to 1.

Supplemental Information

Coventry Securities, LLC

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

November 30, 2013

Computation of net capital		
Total member's equity	$	565,608
Nonallowable assets:		
Deposits and other current assets		(10,867)
Due from an affiliate		(20,429)
Total nonallowable assets		(31,296)
Other deductions and/or charges		–
Net capital before haircuts on securities positions		534,312
Haircuts on other securities		–
Net capital	$	534,312
Total aggregate indebtedness	$	115,696
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	7,713
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above amounts)	$	7,713
Excess net capital	$	526,599
Excess net capital at 1,000%	$	522,742
Ratio of aggregate indebtedness to net capital	$	0.22:1

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited FOCUS Part IIA filing as of November 30, 2013. Such amended filing was submitted on January 23, 2014 along with a reconciliation between the originally filed FOCUS Part IIA and the amended version.

Coventry Securities, LLC

Schedule II – Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

November 30, 2013

Coventry Securities, LLC is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Supplementary Report

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Ernst & Young LLP
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Suite 700
2005 Market Street
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Tel: +1 215 448 5000
Fax: +1 215 448 4069
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Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Member
Coventry Securities, LLC

In planning and performing our audit of the financial statements of Coventry Securities, LLC (the Company), as of and for the year ended November 30, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1 Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 24, 2014

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